Exhibit 99.1

July 15, 2019

Mr. T. Michael Ainsley and The Members of the Board of Directors of Diversified Restaurant Holdings, Inc.
27680 Franklin Road
Southfield, Michigan 48034

Dear Mr. Ainsley and Members of the Board,

Kanen Wealth Management, LLC, (“KWM” or “we”) has been a significant investor in Diversified Restaurant Holdings, Inc. (“SAUC” or the “Company”) and is the manager of funds that, together with affiliates, collectively beneficially own approximately 5.5% of the outstanding shares of common stock of the Company.

We would like to express our intention to engage with the Board of Directors of the Company (the “Board”) and management in the spirit of mutual respect and congeniality. The purpose of this letter is not to be critical of anything the Company has done to date. To the contrary, our reason for writing is to express that we are an ally of SAUC and hope to assist the Company to reduce and refinance its existing debt, which will result in a favorable outcome for all stockholders. Accordingly, we hereby extend an offer to purchase equity in the Company at favorable terms, which will ultimately allow the Company to refinance the existing term loan with a maturity date of June 29, 2020.

We would like to point out that absent assistance from KWM, or another like-minded investor, the risk to stockholders goes up each day. We wish to remain supportive and involved with the Company, with both our time and our capital, because we believe that an excellent outcome is possible.

As fiduciaries, we urge you to carefully consider our offer, which we firmly believe is in the best interest of all stockholders and we look forward to the Company acting decisively to engage in frank and sincere discussions as the current state of affairs mandates.

 Sincerely,

Dave Kanen

President, Portfolio Manager

Kanen Wealth Management, LLC

Philotimo Fund, L.P.

P: (631) 863-3100

E: dkanen@kanenadvisory.com